GIO'S OUTDOORS LLC (the "Company") a Missouri Limited Liability Company

Financial Statements

For the period of ending December 31, 2025 and December 31, 2024

(Unaudited)

Gio’s Outdoors LLC

Balance Sheet

As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
1000 Cash Accounts	0.00
1005 Central Bank 0190 - MAIN	724.48
1020 Central Bank 9679 - LVW & PR	1,046.19
1030 Central Bank 1600 - RAY	581.91
1040 Central Bank 9756 - SMV	10,512.88
1045 Nodaway Bank 8390	-11,000.00
1080 E-Comm in Transit	0.00
1090 Ascend Pay in Transit	117.11
Total Bank Accounts	**$1,982.57**
Accounts Receivable	
1100 Accounts Receivable	10,000.00
Total Accounts Receivable	**$10,000.00**
Other Current Assets	
1300 Ascend Inventory	
1310 Inventory - Leavenworth	94,691.12
1320 Inventory - Raymore	108,109.51
1330 Inventory - Smithville	298,494.61
1390 Transfers	98.37
Total for 1300 Ascend Inventory	**$501,393.61**
1410 Goods in Transit - Leavenworth	119.30
1420 Goods in Transit - Raymore	131.97
1430 Goods in Transit - Smithville	2,669.62
1480 Due to/from Paradise	104,424.64
Channel Clearing Account	
Shopify - 7a7f7e-4e Clearing Account	0.00
Shopify - 7a7f7e-4e Other Payment Gateway Clearing Account	0.00
Shopify - 7a7f7e-4e PayPal Clearing Account	0.00
Total for Channel Clearing Account	**$0.00**
do not use -OCA7	0.00
Total Other Current Assets	**$608,739.14**
Total Current Assets	**$620,721.71**
Fixed Assets	
1500 Fixed Assets	
1510 Computer Equipment	19,144.40
1520 Furniture & Fixtures	8,178.43
1555 Machinery & Equipment	1,520.00
Total for 1500 Fixed Assets	**$28,842.83**
Total Fixed Assets	**$28,842.83**
Total Assets	**$649,564.54**

Gio’s Outdoors LLC

Balance Sheet

As of Dec 31, 2025

	Total
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	88,124.61
Total Accounts Payable	**$88,124.61**
Credit Cards	
2100 Credit Card	
2120 Delta SkyMiles® Reserve Card (5004)	19,003.92
2130 Hilton Honors Surpass® Card (3000)	395.31
2140 Best Buy Credit Card 8701	5,428.02
Total for 2100 Credit Card	**$24,827.25**
Total Credit Cards	**$24,827.25**
Other Current Liabilities	
2200 Central Bank LOC 6055	0.00
2206 Nodaway Expense Loan 0202	247,767.09
2210 Central Loan 6387	244,193.70
2215 Shopify Loan	0.00
2220 Intuit Loans	5,007.66
2221 Intuit Loan 3 (deleted)	1,207.23
2222 Intuit Loan 2 (deleted)	888.59
2225 Specialty Cap Loan	32,400.00
2230 Ondeck Capital Loan	18,385.54
2235 SBFS Loan	14,332.50
2240 Dave Loan (deleted)	-5,401.00
2300 Customer Liabilities	
2310 Down Payments	12,415.87
2330 In-Store Credits	254.24
Total for 2300 Customer Liabilities	**$12,670.11**
2500 Sales Tax Payable	
2501 Sales Tax Payable Kansas	5,691.96
2502 Sales Tax Payable Missouri	40,141.73
Total for 2500 Sales Tax Payable	**$45,833.69**
2520 Shopify Sales Tax	1,120.21
Total Other Current Liabilities	**$618,405.32**
Total Current Liabilities	**$731,357.18**
Total Liabilities	**$731,357.18**
Equity	
3000 Opening Balance Equity	-6,429.00
3100 Member Contributions	$475,544.87
3110 Member Contributions (Bob)	78,861.79
Total for 3100 Member Contributions	**$554,406.66**

Gio’s Outdoors LLC

Balance Sheet

As of Dec 31, 2025

	Total
3200 Member Draws	-221,935.55
3900 Retained Earnings	-48,413.21
Net Income	-359,421.54
Total Equity	**-$81,792.64**
Total Liabilities and Equity	**$649,564.54**

Gio’s Outdoors LLC

Balance Sheet

As of Dec 31, 2024

	Total
Assets	
Current Assets	
Bank Accounts	
1000 Cash Accounts	0.00
1005 Central Bank 0190 - MAIN	52,986.59
1020 Central Bank 9679 - LVW & PR	3,156.22
1050 Wells Fargo - SMV (deleted)	9,835.58
1080 E-Comm in Transit	0.00
1090 Ascend Pay in Transit	-7,617.95
Total Bank Accounts	**$58,360.44**
Other Current Assets	
1300 Ascend Inventory	
1330 Inventory - Smithville	386,972.68
1390 Transfers	0.00
Total for 1300 Ascend Inventory	**$386,972.68**
1410 Goods in Transit - Leavenworth	0.00
1420 Goods in Transit - Raymore	0.00
1430 Goods in Transit - Smithville	0.00
Channel Clearing Account	
Shopify - 7a7f7e-4e Clearing Account	0.00
Shopify - 7a7f7e-4e Other Payment Gateway Clearing Account	0.00
Shopify - 7a7f7e-4e PayPal Clearing Account	0.00
Total for Channel Clearing Account	**$0.00**
Total Other Current Assets	**$386,972.68**
Total Current Assets	**$445,333.12**
Fixed Assets	
1500 Fixed Assets	
1510 Computer Equipment	7,888.86
Total for 1500 Fixed Assets	**$7,888.86**
Total Fixed Assets	**$7,888.86**
Total Assets	**$453,221.98**

Gio’s Outdoors LLC

Balance Sheet

As of Dec 31, 2024

	Total
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	31,656.39
Total Accounts Payable	**$31,656.39**
Credit Cards	
2100 Credit Card	
2110 Delta SkyMiles® Platinum Card (1000) (deleted)	1,106.50
2120 Delta SkyMiles® Reserve Card (5004)	19,826.50
2130 Hilton Honors Surpass® Card (3000)	2,668.64
Total for 2100 Credit Card	**$23,601.64**
Total Credit Cards	**$23,601.64**
Other Current Liabilities	
2200 Central Bank LOC 6055	40,000.00
2230 Ondeck Capital Loan	0.00
2300 Customer Liabilities	
2310 Down Payments	14,174.56
Total for 2300 Customer Liabilities	**$14,174.56**
2500 Sales Tax Payable	
2502 Sales Tax Payable Missouri	21,751.81
Total for 2500 Sales Tax Payable	**$21,751.81**
2520 Shopify Sales Tax	598.92
Total Other Current Liabilities	**$76,525.29**
Total Current Liabilities	**$131,783.32**
Total Liabilities	**$131,783.32**
Equity	
3000 Opening Balance Equity	-6,429.00
3100 Member Contributions	$75,289.75
3110 Member Contributions (Bob)	82,361.79
Total for 3100 Member Contributions	**$157,651.54**
3200 Member Draws	218,629.33
3900 Retained Earnings	470.00
Net Income	-48,883.21
Total Equity	**$321,438.66**
Total Liabilities and Equity	**$453,221.98**

Gio’s Outdoors LLC

Profit and Loss

January-December, 2025

	Total
Income	
4000 Ascend Sales	
4010 Accessories	65,749.57
4020 Bikes	163,085.83
4030 Clothing	17,581.64
4035 Home	954.66
4040 Labor	80,920.61
4050 No Category	12,508.17
4055 Outdoor	27,568.81
4060 Parts	49,537.66
4070 Reservations	90.00
4080 Services	1,071.55
4085 Water	56,418.35
Total for 4000 Ascend Sales	**$475,486.85**
4905 E-Com Sales	66,894.99
4998 Services	20,155.00
Channel Discount	
Shopify Discount	0.00
Total for Channel Discount	**$0.00**
Channel Shipping Income	
Shopify Shipping Income	0.00
Total for Channel Shipping Income	**$0.00**
Discounts given	0.00
Total Income	**$562,536.84**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5010 Accessories	38,480.19
5020 Bikes	117,472.42
5030 Clothing	11,621.64
5035 Home	248.25
5040 Labor	0.00
5050 No Category	7,004.01
5055 Outdoor	20,848.68
5060 Parts	28,842.48
5070 Reservations	120.00
5080 Services	228.41
5085 Water	35,853.88
Total for 5000 Cost of Goods Sold	**$260,719.96**
5100 COGS-Inventory Adjustments	54,337.69
5150 eBike Battery Recycling Fee	195.00
5200 COGS-Coupons	1,183.64

Gio’s Outdoors LLC

Profit and Loss

January-December, 2025

	Total
5300 COGS-Freight In	7,443.46
5400 COGS-Vendor Discounts & Rebates	-5,670.47
5500 COGS-Receiving Discrepancies	16,406.12
5800 COGS-Rentals	4,833.56
5900 COGS-Miscellaneous	2,805.60
Channel Adjustments	
Shopify Other Adjustments	0.00
Total for Channel Adjustments	**$0.00**
Total Cost of Goods Sold	**$342,254.56**
Gross Profit	**$220,282.28**
Expenses	
6000 Administrative Expense	
6010 Bank Charges	5,999.46
6040 Loan Interest	65,258.36
6060 Professional Services	22,290.90
6070 Repairs & Maintenance	2,502.79
6080 Vendor Finance Charges	1,145.30
Total for 6000 Administrative Expense	**$97,196.81**
6200 Occupancy Expense	
6220 Internet & Phone	3,736.03
6230 Property Tax	456.82
6240 Rent	186,566.31
6250 Security	322.59
6260 Utilities	22,548.45
Total for 6200 Occupancy Expense	**$213,630.20**
6300 Payroll Expense	$13,304.38
6310 Gross Salaries & Wages	114,239.24
6320 ER Payroll Taxes	7,964.58
6340 Contract Labor	1,485.00
6360 Employee Benefits	21,575.44
6370 ER 401K/Retirement	979.48
6380 Workmans Comp	258.62
Total for 6300 Payroll Expense	**$159,806.74**
6400 Promotional Expense	
6410 Advertising & Marketing	22,247.59
6420 Donations	99.54
6430 Events	392.16
6450 Sponsorship	35.00
6470 Website	882.94
Total for 6400 Promotional Expense	**$23,657.23**

Gio's Outdoors LLC

Profit and Loss

January-December, 2025

	Total
6500 Selling Expense	
6515 Display Use	2,989.59
6520 Dues & Subscriptions	14,346.52
6530 Merchant Processing Fees	22,454.59
6535 Office Supplies	11,226.25
6540 Postage & Shipping	6,358.16
6550 Vehicle Fuel & Maintenance	7,147.89
6555 Shopify Selling Fees	840.41
6590 Equipment Rental	3,126.43
Total for 6500 Selling Expense	**$68,489.84**
6600 Service Expense	
6610 Service Supplies & Tools	2,826.92
6620 Shop Use	13,331.90
6630 Warranties	-173.90
6640 Uniforms	1,408.92
Total for 6600 Service Expense	**$17,393.84**
6700 T&E	
6710 Entertainment	470.59
6720 Travel	8,588.23
6730 Meals - General	3,435.88
6740 Meals - Client	72.73
6750 Meals - Travel	4,309.62
Total for 6700 T&E	**$16,877.05**
Total Expenses	**$597,051.71**
Net Operating Income	**-$376,769.43**
Other Income	
8000 Other Income	$523.34
8050 Vending Machine Revenue	158.22
Total for 8000 Other Income	**$681.56**
Total Other Income	**$681.56**
Other Expenses	
9000 Other Expense	$0.00
9010 Cash Over/Short	-16,666.33
Total for 9000 Other Expense	**-$16,666.33**
Total Other Expenses	**-$16,666.33**
Net Other Income	**$17,347.89**
Net Income	**-$359,421.54**

Gio’s Outdoors LLC

Profit and Loss

January-December, 2024

	Total
Income	
4000 Ascend Sales	$0.00
4010 Accessories	34,037.96
4020 Bikes	94,974.93
4030 Clothing	12,156.38
4035 Home	1,689.16
4040 Labor	8,237.00
4050 No Category	11,436.64
4055 Outdoor	23,357.49
4060 Parts	12,359.04
4070 Reservations	490.00
4080 Services	245.00
4085 Water	41,442.69
Total for 4000 Ascend Sales	**$240,426.29**
4905 E-Com Sales	20,708.53
4995 Rentals	16,501.20
Channel Discount	
Shopify Discount	0.00
Total for Channel Discount	**$0.00**
Channel Shipping Income	
Shopify Shipping Income	0.00
Total for Channel Shipping Income	**$0.00**
Total Income	**$277,636.02**
Cost of Goods Sold	
5000 Cost of Goods Sold	$230.00
5010 Accessories	20,937.58
5020 Bikes	76,621.90
5030 Clothing	6,978.09
5050 No Category	3,077.11
5055 Outdoor	13,662.03
5060 Parts	7,852.64
5070 Reservations	420.00
5085 Water	19,406.90
Total for 5000 Cost of Goods Sold	**$149,186.25**
5100 COGS-Inventory Adjustments	-64,587.88
5200 COGS-Coupons	100.00
5300 COGS-Freight In	229.06
5800 COGS-Rentals	0.03
5900 COGS-Miscellaneous	1,634.00

Gio’s Outdoors LLC

Profit and Loss

January-December, 2024

	Total
Channel Adjustments	
Shopify Other Adjustments	0.00
Total for Channel Adjustments	**$0.00**
Total Cost of Goods Sold	**$86,561.46**
Gross Profit	**$191,074.56**
Expenses	
6000 Administrative Expense	
6010 Bank Charges	1,146.02
6020 Continuing Education	355.00
6030 Legal & Accounting	1,802.00
6040 Loan Interest	19,214.97
6070 Repairs & Maintenance	1,381.58
6080 Vendor Finance Charges	197.81
Total for 6000 Administrative Expense	**$24,097.38**
6100 Insurance Expense	175.19
6200 Occupancy Expense	
6220 Internet & Phone	711.04
6240 Rent	88,475.00
6260 Utilities	7,999.44
Total for 6200 Occupancy Expense	**$97,185.48**
6300 Payroll Expense	$3,459.11
6320 ER Payroll Taxes	362.86
6340 Contract Labor	49.30
6350 ER Health & Dental	750.65
6360 Employee Benefits	1,930.87
Total for 6300 Payroll Expense	**$6,552.79**
6400 Promotional Expense	$3.16
6410 Advertising & Marketing	5,864.83
6420 Donations	167.50
6430 Events	1,828.59
6450 Sponsorship	539.99
6470 Website	29,379.67
Total for 6400 Promotional Expense	**$37,783.74**
6500 Selling Expense	
6515 Display Use	0.00
6520 Dues & Subscriptions	6,436.59
6530 Merchant Processing Fees	4,834.04
6535 Office Supplies	22,208.09
6540 Postage & Shipping	2,280.86
6550 Vehicle Fuel & Maintenance	9,021.17
6555 Shopify Selling Fees	0.00

Gio’s Outdoors LLC

Profit and Loss

January-December, 2024

	Total
6590 Equipment Rental	291.12
Total for 6500 Selling Expense	**$45,071.87**
6600 Service Expense	$821.20
6610 Service Supplies & Tools	18,880.16
6620 Shop Use	-91.29
6630 Warranties	-35.00
6640 Uniforms	198.30
Total for 6600 Service Expense	**$19,773.37**
6700 T&E	
6710 Entertainment	49.98
6720 Travel	2,187.84
6730 Meals - General	5,565.92
6740 Meals - Client	206.07
6750 Meals - Travel	4,631.01
Total for 6700 T&E	**$12,640.82**
Total Expenses	**$243,280.64**
Net Operating Income	**-$52,206.08**
Other Income	
8000 Other Income	9,383.74
Total Other Income	**$9,383.74**
Other Expenses	
9000 Other Expense	$2,174.32
9010 Cash Over/Short	3,862.78
9040 Taxes	23.77
Total for 9000 Other Expense	**$6,060.87**
9999 Ask Accountant	0.00
Total Other Expenses	**$6,060.87**
Net Other Income	**$3,322.87**
Net Income	**-$48,883.21**

Gio’s Outdoors LLC

Statement of Cash Flows

January-December, 2025

Account Name	Total
OPERATING ACTIVITIES	
Net Income	-359,421.54
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable	-10,000.00
1310 Ascend Inventory:Inventory - Leavenworth	-94,691.12
1320 Ascend Inventory:Inventory - Raymore	-108,109.51
1330 Ascend Inventory:Inventory - Smithville	88,478.07
1390 Ascend Inventory:Transfers	-98.37
1410 Goods in Transit - Leavenworth	-119.30
1420 Goods in Transit - Raymore	-131.97
1430 Goods in Transit - Smithville	-2,669.62
1480 Due to/from Paradise	-104,424.64
2000 Accounts Payable	56,468.22
2110 Credit Card:Delta SkyMiles® Platinum Card (1000) (deleted)	-1,106.50
2120 Credit Card:Delta SkyMiles® Reserve Card (5004)	-822.58
2130 Credit Card:Hilton Honors Surpass® Card (3000)	-2,273.33
2140 Credit Card:Best Buy Credit Card 8701	5,428.02
2200 Central Bank LOC 6055	-40,000.00
2206 Nodaway Expense Loan 0202	247,767.09
2210 Central Loan 6387	244,193.70
2215 Shopify Loan	0.00
2220 Intuit Loans	5,007.66
2221 Intuit Loan 3 (deleted)	1,207.23
2222 Intuit Loan 2 (deleted)	888.59
2225 Specialty Cap Loan	32,400.00
2230 Ondeck Capital Loan	18,385.54
2235 SBFS Loan	14,332.50
2240 Dave Loan (deleted)	-5,401.00
2310 Customer Liabilities:Down Payments	-1,758.69
2330 Customer Liabilities:In-Store Credits	254.24
2501 Sales Tax Payable:Sales Tax Payable Kansas	5,691.96
2502 Sales Tax Payable:Sales Tax Payable Missouri	18,389.92
2520 Shopify Sales Tax	521.29
Channel Clearing Account:Shopify - 7a7f7e-4e Clearing Account	0.00
Channel Clearing Account:Shopify - 7a7f7e-4e Other Payment Gateway Clearing Account	0.00
Channel Clearing Account:Shopify - 7a7f7e-4e PayPal Clearing Account	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$367,807.40**
Net cash provided by operating activities	**$8,385.86**
INVESTING ACTIVITIES	
1510 Fixed Assets:Computer Equipment	-11,255.54
1520 Fixed Assets:Furniture & Fixtures	-8,178.43
1555 Fixed Assets:Machinery & Equipment	-1,520.00
Net cash provided by investing activities	**-$20,953.97**

Gio’s Outdoors LLC

Statement of Cash Flows

January-December, 2025

Account Name	Total
FINANCING ACTIVITIES	
3000 Opening Balance Equity	0.00
3100 Member Contributions	400,255.12
3110 Member Contributions:Member Contributions (Bob)	-3,500.00
3200 Member Draws	-440,564.88
Net cash provided by financing activities	**-$43,809.76**
NET CASH INCREASE FOR PERIOD	**-$56,377.87**
Cash at beginning of period	**$58,360.44**
CASH AT END OF PERIOD	**$1,982.57**

Gio’s Outdoors LLC

Statement of Cash Flows

January-December, 2024

Account Name	Total
OPERATING ACTIVITIES	
Net Income	-48,883.21
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1330 Ascend Inventory:Inventory - Smithville	-389,884.47
1390 Ascend Inventory:Transfers	0.00
1410 Goods in Transit - Leavenworth	0.00
1420 Goods in Transit - Raymore	0.00
1430 Goods in Transit - Smithville	0.00
2000 Accounts Payable	31,656.39
2110 Credit Card:Delta SkyMiles® Platinum Card (1000) (deleted)	1,106.50
2120 Credit Card:Delta SkyMiles® Reserve Card (5004)	19,826.50
2130 Credit Card:Hilton Honors Surpass® Card (3000)	2,668.64
2200 Central Bank LOC 6055	40,000.00
2230 Ondeck Capital Loan	0.00
2310 Customer Liabilities:Down Payments	14,113.82
2502 Sales Tax Payable:Sales Tax Payable Missouri	21,463.07
2520 Shopify Sales Tax	598.92
Channel Clearing Account:Shopify - 7a7f7e-4e Clearing Account	0.00
Channel Clearing Account:Shopify - 7a7f7e-4e Other Payment Gateway Clearing Account	0.00
Channel Clearing Account:Shopify - 7a7f7e-4e PayPal Clearing Account	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$258,450.63**
Net cash provided by operating activities	**-$307,333.84**
INVESTING ACTIVITIES	
1510 Fixed Assets:Computer Equipment	-7,888.86
Net cash provided by investing activities	**-$7,888.86**
FINANCING ACTIVITIES	
3000 Opening Balance Equity	-6,429.00
3100 Member Contributions	75,289.75
3110 Member Contributions:Member Contributions (Bob)	82,361.79
3200 Member Draws	218,629.33
Net cash provided by financing activities	**$369,851.87**
NET CASH INCREASE FOR PERIOD	**$54,629.17**
Cash at beginning of period	**$3,731.27**
CASH AT END OF PERIOD	**$58,360.44**

Gio’s Outdoors LLC

Statement of Changes in Members’ Equity

For the Years Ended December 31, 2025 and 2024

(Amounts in U.S. Dollars)

Accounts	2025	2024
Opening balance of members’ equity, January 1	**$321,438.66**	**$470.00**
Net income (loss)	(359,421.54)	(48,883.21)
Member contributions	400,255.12	75,289.75
Member contributions (Bob)	(3,500.00)	82,361.79
Issuance of preferred units	–	–
Repurchase of member units (treasury)	–	–
Member distributions (draws)	(440,564.88)	218,629.33
Other comprehensive income (loss)	–	–
Equity-based compensation	–	–
Other adjustments: Opening Balance Equity	–	(6,429.00)
Net change in members’ equity	**(403,231.30)**	**320,968.66**
Closing balance of members’ equity, December 31	**$(81,792.64)**	**$321,438.66**

Composition of Members’ Equity

Component	Dec 31, 2025	Dec 31, 2024
Member contributions (incl. Bob)	$554,406.66	$157,651.54
Member draws	(221,935.55)	218,629.33
Opening Balance Equity	(6,429.00)	(6,429.00)
Retained earnings (accumulated deficit)	(407,834.75)	(48,413.21)
Total members’ equity	**$(81,792.64)**	**$321,438.66**

GIO'S OUTDOORS LLC
Notes to the Financial Statements
For the period ending December 31, 2025 and December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

GIO'S OUTDOORS LLC(the "Company") is a limited liability company organized on December 4, 2023 under the laws of Missouri.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.